Filed by Acasti Pharma Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: Acasti Pharma Inc.

Commission File No.: 001-35776

YOUR VOTE IS IMPORTANT

PLEASE VOTE YOUR PROXY TODAY

August 4, 2021

Dear Stockholder:

We are reaching out regarding the proxy materials we recently sent you in connection with the annual and special meeting of stockholders of Acasti Pharma Inc., a Québec corporation (“Acasti”), scheduled for August 26, 2021. Your vote is very important, regardless of the number of shares you own. Whether or not you expect to attend the Acasti annual and special meeting, please vote your shares as promptly as possible so that your shares may be represented and voted at the meeting.

As previously announced on May 7, 2021, Acasti Pharma Inc. (“Acasti”), Acasti Pharma U.S., Inc. (“MergerCo”), a wholly-owned subsidiary of Acasti, and Grace Therapeutics Inc. (“Grace”) entered into an Agreement and Plan of Merger (the “merger agreement”), pursuant to which MergerCo will be merged with and into Grace, with Grace as the surviving corporation and a wholly-owned subsidiary of Acasti (the “merger”).

After careful consideration, the boards of directors of Acasti and Grace have each approved the merger agreement and the transactions contemplated thereby. The Acasti board of directors recommends that the Acasti shareholders vote “FOR” each of the proposals to be submitted at the Acasti annual and special meeting.

Time is short and your vote is very important. Please vote by internet or by telephone to ensure your vote is promptly counted prior to the meeting (see instructions below). If you need assistance voting your shares, please call D.F. King & Co., Inc. toll free at (800) 884-4725.

On behalf of the Acasti Board of Directors, thank you for your cooperation and continued support.

Sincerely,

/s/ Jan D’Alvise
Jan D’Alvise
Chief Executive Officer

You may use one of the following simple methods to promptly provide your voting instructions:
Vote by Internet – Please access the website listed on your proxy card or voting instruction form and follow the instructions provided.
Vote by Telephone - Please call the toll free number listed on your proxy card or voting instruction form and follow the instructions provided.
Vote by Mail - Mark, sign, date and return your proxy card or voting instruction form and return it in the postage-paid return envelope provided.

Additional Information and Where to Find It

In connection with the merger, Acasti filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 on June 30, 2021 (as amended on July 13, 2021) that includes the preliminary prospectus/proxy statement. On July 15, 2021, the registration statement was declared effective by the SEC and Acasti filed the final prospectus/proxy statement in connection with the merger with the SEC, which contains important information about the merger and related matters. The prospectus/proxy Statement has been mailed to Acasti shareholders and is accessible on Acasti’s EDGAR and SEDAR profiles. INVESTORS AND SECURITY HOLDERS OF ACASTI ARE URGED TO CAREFULLY READ THE ENTIRE PROSPECTUS/PROXY STATEMENT (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO SUCH DOCUMENTS)  BEFORE MAKING ANY VOTING DECISION WITH RESPECT TO THE MERGER BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT THE MERGER AND THE PARTIES TO THE MERGER.

Acasti shareholders can obtain a free copy of the prospectus/proxy statement, as well as other relevant filings containing information about Acasti and the merger, including materials incorporated by reference into the prospectus/proxy statement, without charge at the SEC’s website (www.sec.gov) or from Acasti by contacting Acasti’s Secretary at 3009 boul. de la Concorde East, Suite 102 Laval, Québec, Canada H7E 2B5, telephone: (450) 686-4555.

No Offer or Solicitation

This document is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Participants in the Solicitation

Acasti and Grace and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of Acasti proxies in respect of the merger. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Acasti shareholders in connection with the merger is set forth in the prospectus/proxy statement. Copies of the prospectus/proxy statement may be obtained free of charge from the SEC or Acasti, as described in the preceding paragraph.

Cautionary Statement Regarding Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and may be forward-looking information as defined under applicable Canadian securities legislation (collectively, “forward-looking statements”). These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, based on current beliefs of the management of Acasti, as well as assumptions made by, and information currently available to, management. Forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “may,” “will,” “should,” “would,” “expect,” “estimate,” “plan,” “believe,” “anticipate,” “intend,” “look forward,” and other similar expressions among others. Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties and are not guarantees of future performance.

Forward-looking statements contained in this document may include, without limitation, statements regarding the proposed merger between Acasti and Grace; the timing and financial and strategic benefits thereof; the expected impact of the transaction on the cash balance of Acasti following the merger; Acasti’s future strategy, plans and expectations after the merger; and the anticipated timing of clinical trials and approvals for, and the commercial potential of, Acasti’s products and pipeline product candidates and those of its subsidiaries (including Grace, if the merger is completed). Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including the failure to receive, on a timely basis or otherwise, the required approvals by Acasti shareholders or Grace stockholders, as applicable, in connection with the merger; the risk that a condition to closing of the merger may not be satisfied; the possibility that the anticipated benefits of the proposed merger may not be fully realized or may take longer to realize than expected; the possibility that costs or difficulties related to the integration of the businesses of Acasti and Grace will be greater than expected; the ability of the companies following the merger to commercialize drug candidates in line with the companies’ expectations; the ability to retain and hire key personnel and maintain relationships with customers, key opinion leaders, suppliers or other business partners; the impact of legislative, regulatory, competitive and technological changes; and other risk factors relating to the companies’ businesses and the biopharmaceutical industry, as detailed from time to time in Acasti’s reports filed with the SEC and the Canadian Securities Administrators, which you are encouraged to review. Investors should not place undue reliance on forward-looking statements.

For a discussion of the factors that may cause Acasti’s, Grace’s or the combined company’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied in such forward-looking statements, and for a discussion of risks associated with the ability of Acasti and Grace to complete the merger and the effect of the merger on the business of Acasti, Grace and the combined company, see the section titled “Risk Factors” in the prospectus / proxy statement.

The forward-looking statements reflect management’s current knowledge, assumptions, beliefs, estimates and expectations and express management’s current view of future performance, results and trends. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, the results of Acasti, Grace or the combined company could differ materially from the forward-looking statements. All forward-looking statements in this document are current only as of the date on which the statements were made, or in the case of a document incorporated by reference, as of the date of that document. Except as required by applicable law, neither Acasti nor Grace undertakes any obligation to update publicly any forward-looking statements for any reason after the date of this document or to conform these statements to actual results or to changes in expectations.